

Mailstop 3233

January 22, 2018

Via Email
Mr. Sean Conrad
Chief Executive Officer
GRCR Partners Inc.
1771 Post Road East, #178
Westport, CT 06880

> **Re: GRCR Partners Inc.**
> **Form 10-K for the fiscal year ended September 30, 2017**
> **Filed January 10, 2018**
> **File No. 333-208814**

Dear Mr. Conrad:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 10

1. We note that as of September 30, 2017 you had a material weakness related to the segregation of duties within your internal control system. To the extent that this material weakness exists in future filings, please revise your report to state that your internal control over financial reporting is not effective. Refer to Item 308(a)(3) of Regulation S-K. Additionally, in future periodic filings include the disclosures required by Item 308(c) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

Exhibit 31

2.   We note the language in your certification does not conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. We further note that your officer certification excludes the reference to internal control over financial reporting in the introduction to paragraph 4 and omits paragraph 4(b). Please revise your certification in future periodic filings to comply with Item 601 of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities